

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

March 25, 2009

Securities and Exchange Commission
100F. Street, NE
Washington, D.C. 20549

Re: Asian Trends Media Holdings, Inc. (formerly Clifford China Estates Inc.)

We have read the statements made by Asian Trends Media Holdings, Inc. which we understand will be filed with the Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K. We agree with the statements made regarding our firm in Amendment No. 2 to such 8-K/A. We have no basis to agree or disagree with other statements made under Item 4.01.

GHP Horwath, P.C.

GHP Horwath, P.C

A GHP Financial Group company

GHP Horwath, P.C. is a member firm of Horwath International Association. Each member firm is a separate and independent legal entity.